May 15, 2006

John M. Kelly
President and Director
Man Investments (USA) Corp.
123 North Wacker Drive, 28th Floor
Chicago, IL 60606

Re: Man-AHL 130, LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed on April 17, 2006
File No. 333-126172

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Division of Investment Management is currently reviewing your filing and will contact you separately concerning that review and any additional comments.

2. We received your sales materials on May 10, 2005 and will contact you separately with any comments or questions.

AHL Diversified Program, page 26

3. We have reviewed your revisions in response to prior comment 10. It is still not clear why you have chosen to include separate tables showing the performance of Man-AHL as run by Man-AHL (USA) Limited and Man-AHL as run first by Man-AHL (USA) Corp. and later run by Man-AHL (USA) Limited. Since the charts do not show discrete periods of time, and since the chart on page 29 includes information that is repeated on page 26, we continue to believe that the charts could be combined so that investors are more easily able to understand the performance history of the AHL Diversified Program. If you choose to retain separate graphs, please advise us as to why the graph on page 29 contains performance data that overlaps with the chart on page 26. In other words, if the distinction is that the chart on page 29 shows performance of accounts managed by Man-AHL (USA) Corp., it would appear that the chart should only extend through December 2004. Please revise or advise.

Part Two – Statement of Additional Information

4. We refer to the chart on page 72 that shows supplemental performance of the AHL Diversified Program from April 3, 1998 – December 31, 2005. Please disclose how you calculated the "annualized volatility" and disclose the time period represented by "worst drawdown." With respect to the latter, if this shows the worst peak-to-valley drawdown, disclose this and disclose the dates of the drawdowns. Finally, the drawdown for AHL appears to differ from the worst peak-to-valley drawdown disclosed on page 29. Please revise to explain this apparent inconsistency. This comment also refers to similar disclosure found on pages 75 and 81.

5. We refer to the Man-Glenwood Lexington and Man-Glenwood Lexington TEI charts found on page 83. We note that the worst monthly and peak-to-valley drawdowns are from periods not included in the charts. If you choose to only include performance data for the years 2000 – 2005, please revise to include drawdown data for this time period as well. Alternatively, if you choose to retain this disclosure please include capsule performance data for the entities since inception.

Financial Statements and Notes

6. We have reviewed your response to comment 18. The inclusion of unaudited statements for the period of inception through May 20, 2005 (the date of the audited balance sheet) does not comply with the requirements in Rule 3-02 of Regulation S-X and SFAS 95. In your next amendment please revise accordingly to provide audited information for the appropriate periods.

Part II

Undertakings, page II-3

7. Please remove the undertakings that do not apply to the pool. For example, undertakings (A) and (B) relate to S-8 and S-3/F-3 offerings which are not applicable to the pool. In addition, since the offering is not a firm commitment underwritten offering, the undertaking that references Section 430A should be removed.

Exhibits

8. We note that each of the forms of tax and legal opinions provided refer only to Amendment No. 3 to your registration statement. Please be advised that if you file further amendments to your registration statement you must also file new tax and legal opinions referring to the most recent amendment to the registration statement.

9. We note that counsel has limited its legal opinion to the Delaware Limited Liability Company Act and the Securities Act. Please have counsel confirm that application of the Delaware Limited Liability Company Act for this purpose includes applicable reported judicial decisions and provisions of the Delaware Constitution.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely LaMothe, Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: David R. Sawyier, Esq. (*via facsimile*)
        James B. Biery, Esq. (*via facsimile*)
        Sidley Austin Brown & Wood LLP